September 12, 2016



Mr. Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Mailstop 3561
Washington, D.C. 20549

     RE: Sensory Performance Technology, Inc.
	Withdrawal of Offering Statement on Form 1-A
	Filed August 29, 2016
	File No. 024-10604

Dear Mr. Dobbie,

Thank you for your correspondence dated September 9th.
On behalf of Sensory Performance Technology, Inc., a
Delaware corporation, we hereby request, pursuant to the rules, that File No. 024-10604, initially filed with the Securities and Exchange Commission on August
29, 2016 "Offering Circular" be withdrawn effective immediately. No securities had been sold under this offering.

Thank you and kind regards,

/s/ Kim Lavine


Kim Lavine
CFO
Sensory Performance Technology
kim@kimlavine.com
616.502.7296